The Chief Executive Officer of Ecopetrol S.A. hereby summons all Shareholders to the extraordinary Assembly of the General Shareholders’ Meeting to be held on January 10th of 2024, starting at 8:30 a.m., at Ecopetrol´s main building located on Carrera 13 No. 36 - 24 in Bogota, D.C. The Meeting will be broadcast live via streaming on Ecopetrol’s website. The voting process will be conducted electronically. Shareholders are requested to attend the Meeting with their smart mobile devices. If any Shareholder does not have access to a device with the technical requirements required, the company has provided an alternate mechanism for Shareholders to exercise their right to vote. Shareholders may consult the support documentation for the agenda items on the website www.ecopetrol.com.co/asamblea-ext2024. Shareholders who cannot attend the Meeting in person may resort to legal representation employing a proxy form (a.k.a. power-of-attorney) duly granted in writing to a trusted proxy, who must meet the requirements established in Article 184 of the Colombian Commercial Code. Proxy form templates can be downloaded from the website. For the legal representation of the shareholders, compliance will be given to the provisions of the Basic Legal Circular 029 of 2014 regarding the illegal, unauthorized and unsafe practices of securities issuers. Except in cases of legal representation via proxy, Ecopetrol administrators and employees may not represent shares other than their own while they are employed by the company, nor substitute the powers conferred thereon. RICARDO ROA BARRAGÁN Chief Executive Officer 1. Safety guidelines 2. Quorum verication 3. Opening of the General Shareholders’ Meeting by the Chief Executive Officer of Ecopetrol S.A. 4. Approval of the Agenda 5. Appointment of the Chairperson presiding over the General Shareholders’ Meeting 6. Appointment of the commission responsible for scrutiny and counting of the votes 7. Appointment of the commission responsible for the revision and approval of the minutes of the meeting 8. Presentation and approval of amendments to the Bylaws The agenda for the Meeting will be: Recommendations Additional information is available at: Shareholder Services Office Bogota phone number: from abroad (+571) 307 7075 / from Bogota (601) 307 7057; Rest of the country: (+57) 01 8000 113434 Email: accionistas@ecopetrol.com.co www.ecopetrol.com.co/asamblea-ext2024 • If an individual is acting as a proxy representative, the corresponding proxy form must be submitted in its physical form at registration along with any additional documentation required. Certificates of incorporation and legal representation of the companies must have an issuance date not exceeding one month. • To avoid overcrowding, guarantee the adequate participation of all shareholders, the doors of Ecopetrol’s Main Building and registration points will open as of 7:00 a.m. • To expedite the registration process and ensure appropriate participation at the Meeting, in the case of individuals representing as proxy multiple shareholders, it is suggested a proxy representative is only responsible for at most 50 proxy forms. • Only one helper per shareholder requiring additional assistance will be allowed entry. • Publicity material or any other type of material that might hamper the normal course of the meeting will not be allowed in the facility and their distribution is strictly prohibited. • We ask that any individual having symptoms of Covid-19 not attend the Meeting, and rather follow via streaming. People over 60 years or those with comorbidities that increase the risk of acute respiratory diseases, are recommended to wear masks in enclosed areas. • No kits or refreshments will be provided. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF ECOPETROL S.A.